Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands, Except Ratios)

	October 10, 2006 to December	For the Years Ended December 31,
	31,					Pro Forma
	2006	2007	2008	2009	2010	2010
Earnings:
Net earning	$(252)	$(2,181)	$(105,067)	$(149,989)	$9,202	$(12,296)
Provision for income taxes	—	(1,482)	(55,688)	(80,301)	5,176	(3,255)
Fixed charge	7	2,083	4,179	6,171	12,167	35,498
Total	(245)	(1,580)	(156,576)	(225,119)	26,457	19,947

Fixed Charges:
Interest expense	—	2,030	3,991	5,650	10,782	33,250
Amortization of deferred loan costs	—	16	102	435	1,218	2,081
Interest component of rental expense	7	37	95	122	172	172
Total	7	2,083	4,179	6,171	12,079	35,498

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	2.2	N/A